Exhibit 99.11

News Release

ARIS MINING REPORTS 2022 PRODUCTION

AND PROVIDES 2023 GUIDANCE

Vancouver, Canada, January 23, 2023 – Aris Mining Corporation (“Aris Mining” or the “Company”) reports 2022 gold production of 235,379 ounces (oz) from its two operations in Colombia, the Segovia Operations and the Marmato Upper Mine. The Q4 2022 results provided in this news release are approximate figures and may differ from the final results included in the 2022 annual audited statements and MD&A, which the Company expects to release in mid-March 2023.

Aris Mining CEO Neil Woodyer commented: “Our Segovia Operations delivered full year production of 210,163 oz and met 2022 guidance of between 210,000 and 225,000 oz. Our Marmato Upper Mine produced 25,216 oz during 2022, while the site advanced the Marmato Lower Mine expansion project in parallel. Our significant achievements in 2022 also included strengthening and expanding our business with the merger of GCM Mining and Aris Gold and becoming the operator of the Soto Norte joint venture.

“Looking ahead, we are focused on generating significant cash flow from our current operations with 2023 gold production guidance of between 230,000 and 270,000 ounces at an AISC/oz1 of between $1,050 and $1,150, expanding our partnerships with artisanal and small-scale miners in alignment with the vision of the Colombian government, and implementing our growth plan from a pipeline of high-quality projects. During 2023, we also plan to invest US$19 million in exploration programs focussed on increasing mineral reserves and extending our life-of-mine plans.”

2022 Highlights:

•	On a full-year basis, achieved total gold production and sales of 235,379 oz and 241,419 oz, respectively.

•

In April 2022, Aris Gold, which subsequently combined with the Company, established a joint venture and became the operator of the Soto Norte Project in Colombia, where environmental licensing is advancing to develop a new underground gold, silver and copper mine.

•	In September 2022, completed a business combination with Aris Gold to create Aris Mining as a leading Latin American-focused gold producer.

•

In November 2022, received approval of the Marmato Plan de Trabajos y Obras or “PTO” by the Agencia Nacional de Minería as a progressive step toward fully permitting the Marmato Lower Mine expansion project.

•	In November 2022, updated the Marmato Expansion Preliminary Feasibility Study[2] and increased gold mineral reserves by 57%.

(1) AISC ($ per oz sold) is a non-IFRS financial measure and does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Please refer to the Non-IFRS Measures section of the Company’s most recently filed Management’s Discussion and Analysis for the three and nine months ended September 30, 2022, which is incorporated by reference into this press release, and is available on SEDAR at www.sedar.com, for full details.

(2) See section Qualified Person and Technical Disclosure for a reference to the Marmato Technical Report.

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Table 1: 2022 Gold Production and Sales (oz) by Quarter

Operation	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Full year
					2022*
Segovia Operations	49,864	53,077	54,630	52,592	210,163

Marmato Upper Mine	7,419	7,411	5,176	5,210	25,216

Total Gold Production	57,283	60,488	59,806	57,802	235,379

Total Gold Sales	61,343	61,583	59,336	59,157	241,419

* Marmato Upper Mine production is presented on a full-year 2022 basis. The operation was acquired on September 26, 2022 and is included in the consolidated financial results of Aris Mining on a post-acquisition basis.

2023 Key Objectives:

•	Deliver 2023 consolidated gold production and cost guidance of between 230,000 and 270,000 oz with all-in sustaining costs per ounce (AISC/oz) of between $1,050 to $1,150. See Table 2.

•

Work to optimize and expand our partnerships with artisanal and small-scale miners and continuing to align with the Colombian government’s focus on and goals of enabling all miners to operate in a legal, safe and responsible manner that protects them and the environment.

•

Complete the process of amending the Marmato environmental license with Corporación Autónoma Regional de Caldas (Corpocaldas) to authorize the start of construction of the new Lower Mine. Following construction of the new Lower Mine, the Marmato operation is expected to deliver average production of 162,000 ounces per year over a nearly 20-year mine life[2].

•	Complete the re-evaluation of the Toroparu Project in Guyana including defining a new development plan, if required.

•

Advance the Soto Norte Project environmental licensing process with the submission of a new environmental assessment study to Autoridad Nacional de Licencias Ambientales (ANLA) in mid- 2023, and complete the licensing process during 2024.

•

Implement targeted exploration programs at both Segovia and Marmato that prioritize expansion of mineral resources and conversion to mineral reserves with planned expenditures of US$19 million in 2023.

o

At the Segovia Operations, a robust exploration drilling budget of $17 million is planned that includes a total of 84,500 metres (m), including 29,000 m focussed on increasing the mineral reserves and life of mine plan at its four producing mines, 39,000 m on resource

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extension at the producing mines, and 16,500 m on strategic high priority vein targets located adjacent to the current mining operations.

o	At the Marmato Mine, a focused exploration drilling budget of US$2 million is planned that includes 7,500 m of drilling to optimize mining of the currently defined vein structures.

Table 2: 2023 Guidance

Operation	Segovia Operations	Marmato Upper Mine	Consolidated

Gold Production (oz)	200,000 – 230,000	30,000 – 40,000	230,000 – 270,000

Cash Cost (US$/oz)(1)	$650 – $750	$1,100 – $1,200	$700 – $800

AISC (US$/oz)(1)	$950 – $1,050	$1,650 – $1,750	$1,050 to $1,150

Exploration (US$ million)(2)	$17	$2	$19
(1)	Non-IFRS financial measures, see Cautionary Notes.
(2)	Approximately US$6 million of the US$17 million exploration drilling program planned at Segovia is considered “sustaining” in nature and is included in the AISC/oz cost guidance range.

About Aris Mining

Aris Mining is a Canadian company led by an executive team with a track record of creating value through building globally relevant mining companies. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining also operates the Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com and www.sedar.com.

For further information, contact:

Tyron Breytenbach	e info@aris-mining.com
Senior Vice President, Capital Markets	t +1.416.399.2739

Cautionary Notes

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation statements relating to advancement towards the launch of the Marmato Lower Mine expansion project, the 2023 gold production

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guidance, planned 2023 investments in exploration programs and the objectives thereof, the Company’s focus with respect to its operations and implementation of its growth plan, the 2023 key objectives and the Company’s plans and strategies. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements concerning mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this presentation.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the success of business integration, the ability of the Company’s management team to successfully integrate with the current operations, the Company’s ability to generate sufficient cash flow from operations and capital markets to meet its future obligations, no significant disruption affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise, the viability, economically and otherwise, of developing the Toroparu Project, risks related to international operations, risks related to general economic conditions, actual results of current exploration activities; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates or interest rates and stock market volatility, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents and operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses, or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the section entitled “Risk Factors” in Aris Mining’s most recent AIF available on SEDAR at www.sedar.com.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Qualified Person and Technical Disclosure

Scientific and technical information concerning Marmato is summarized, derived, or extracted from the Marmato Technical Report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022. The Marmato Technical Report was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, PE, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, PEng, David Bird, PG, SME-RM, each of whom is independent of Aris Mining, and by Pamela De Mark, P.Geo, who is not independent of Aris Mining, and each of whom is

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a “Qualified Person” as such term is defined in NI 43-101. The Marmato technical report has been filed with the Canadian securities regulatory authorities and is available for review on Aris Mining’s website at www.aris-mining.com and on the profile of Aris Mining Corporation on SEDAR at www.sedar.com.

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Non-IFRS Measures

Cash costs ($ per oz sold) and AISC ($ per oz sold) are non-IFRS financial measures and non-IFRS ratios in this press release. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Please refer to the Non-IFRS Measures section of the Company’s most recently filed Management’s Discussion and Analysis which is available on SEDAR at www.sedar.com for full details on these measures, which is incorporated by reference into this press release.

Aris Mining changed the method of calculating cash costs in the third quarter of 2022 and all historical information was adjusted. Total cash costs now exclude royalties and include the appropriate mine-level general and administrative costs. General and administrative costs associated with the corporate office (Canada) and the arbitration proceedings with the International Centre for Settlement of Investment Disputes in respect of its claim against the Republic of Colombia are excluded from the calculation. Management considers that royalties are not controllable by the operations team and as such exclude them from their controllable costs – these costs are included in AISC above. Conversely, mine-level general and administrative costs are controllable by the operations team and as such are included in total cash costs.

Aris Mining changed the method of calculating AISC in the third quarter 2022 and all historical information was adjusted. AISC now excludes all non-mine-level general and administrative costs, environmental penalties and non-mine-level lease payments. Management considers that these costs are not controllable by the operations teams.

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